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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQN Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 28th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ponticello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQN Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MATTHEW JOHN COWAN
Notary Public, State of New York
No. 02CO6278870
Qualified in New York County
Commission Expires April 1, 2017

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQN Securities, LLC

Report on Audit of Financial Statements
and Supplementary Information

Year Ended December 31, 2015

SQN Securities LLC

Contents
Year Ended December 31, 2015

Financial Statements

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6,7,8

Supplementary Information

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Exemption report	10
Exemption Report Under Rule 15c3-3 of the Securities and Exchange Commission	11



Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
SQN Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of SQN Securities LLC as of December 31, 2015, and the related statements of operations, changes in Members' equity, and cash flows for the year then ended. These financial statements are the responsibility of SQN Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SQN Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 10 has been subjected to audit procedures performed in conjunction with the audit of SQN Securities LLC's financial statements. The supplemental information is the responsibility of SQN Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
February 16, 2016

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
Year Ended December 31, 2015

ASSETS		
Cash	$	282,420
Prepaid Expenses		29,800
TOTAL ASSETS	$	312,220
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	184,974
MEMBERS' EQUITY		127,246
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	312,220

See Independent Auditors' Report and
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
Year Ended December 31, 2015

REVENUE:	
Fee Income	$ 1,115,693
Total Revenue	1,115,693
OPERATING EXPENSES:	
Salaries, commissions and related costs	688,090
Dues and subscriptions	38,164
Professional fees	89,327
Office and other expenses	13,744
Rent expenses	4,200
Regulatory fees	7,431
Travel expenses	13,358
Telephone	502
Marketing Fee Reimbursement	189,447
Total expenses	1,044,263
OTHER INCOME:	
NYS Filing Fee	325
NET INCOME	$ 71,755

See Independent Auditors' Report and
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
Year Ended December 31, 2015

MEMBERS' EQUITY, JANUARY 1	$	45,491
Net income		71,755
Members' contributions		10,000
MEMBERS' EQUITY, DECEMBER 31	$	127,246

See Independent Auditors' Report and
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
Year Ended December 31, 2015

OPERATING ACTIVITIES:		
Net income	$	71,755
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in prepaid assets		(4,084)
Increase in accounts payable and accrued expenses		112,864
Net cash provided by operating activities		180,535
FINANCING ACTIVITIES:		
Contribution by members		10,000
Net cash provided by financing activities		10,000
NET INCREASE IN CASH		190,535
CASH AT BEGINNING OF YEAR		91,885
CASH AT END OF YEAR	$	282,420

See Independent Auditors' Report and
Notes to Financial Statements.

1. Organization and Nature of Business

SQN Securities, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a majority-owned subsidiary of SQN Capital Management, LLC ("Management"). The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to underwrite and sell partnership interests in publically registered equipment leasing programs sponsored by Management.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a glogal institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns revenue equal to 3% of the dollar value of units of limited partnership interests of SQN Alternative Fund IV sold during the year and 2% of the dollar value of units of limited partnership interests of SQN Venture Income Fund sold during the year. The LLC receives monthly $8,000 base fee from SQN Venture Income Fund LP.

Income taxes – The LLC is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of each of the Members' rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Members.

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended December 31, 2015, and does not expect any material adjustments to be made. The tax years 2014, 2013, and 2012 (remain open to examination by the major taxing jurisdictions to which the LLC is subject).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2015, the LLC earned $1,115,693 as revenue for its services as selling agent for SQN Alternative Investment Fund IV L.P. and SQN Venture Income Fund L.P.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the LLC had net capital of $97,446 which was $92,446 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 190%.

5. Significant customer

At December 31, 2015 and for the year then ended, 100% of net revenues were derived from two customers.

6. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through February 16, 2016 which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2015

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	127,246
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(29,800)
NET CAPITAL	$	97,446
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	184,974
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		12,332
Excess net capital	$	85,114
Excess net capital at 1,000 percent	$	78,949
Percentage of aggregate indebtedness to net capital		190%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See Independent Auditors' Report and Notes to Financial Statements.



SQN Securities, LLC

February 16, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

SQN Securities LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1 – December 31, 2015. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and it customers through one or more bank accounts each designed as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Kind Regards,

President

New York
100 Wall Street, 28th Floor
New York, NY 10005
Phone (212) 422-2166
Fax (877) 214-1475

www.sqncapital.com

California
170 East Main Street, Suite 200
Grass Valley, CA 95954
Phone (212) 422-2166
Fax (877) 214-1475



Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
SQN Securities LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SQN Securities LLC identified the following provisions of 17 CFR § 15c3-3(k) under which SQN Securities LLC claimed an exemption from 17 CFR § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) SQN Securities LLC stated that SQN Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SQN Securities LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SQN Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 16, 2016


ACI
Accounting & Compliance International

March 17, 2016

Securities and Exchange Commission
Office of Filing & Information
100 F Street NE
Mailstop 8031
Washington, DC 20549

RE: 2015 Audited Financial Statements

To Whom It May Concern:

Enclosed please find the 2015 Audited Financial Statements for SQN Securities (SEC # 8-68523).

Please accept these Audited Financial Statements as a substitute for the original copy submitted to your office on February 24, 2016.

Thank you.

40 Wall Street, Suite 1704
New York, NY 10005
212.668.8700
www.ACIsecure.com